DLA Piper LLP (US) 2000 University Avenue East Palo Alto, California 94303 www.dlapiper.com Diane Holt Frankle Diane.frankle@dlapiper.com T 650.833.2026 F 650.687.1168

July 13, 2010

Mr. Max A. Webb

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Rubio‘s Restaurants, Inc.

Amended Preliminary Proxy on Schedule 14A

Filed June 29, 2010

File No. 000-26125

Amendment No. 1 to Schedule 13E-3

Filed June 29, 2010

File No. 005-57387

Dear Mr. Webb:

This letter responds to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 9, 2010, to Daniel E. Pittard, President and Chief Executive Officer of Rubio’s Restaurants, Inc. (the “Company”) regarding the Amended Preliminary Proxy Statement on Schedule 14A, File No. 000-26125 (the “Preliminary Proxy Statement”), filed by the Company on June 29, 2010 and the Amendment No. 1 to Schedule 13E-3, File No. 005-5787, filed by Company, Mill Road Capital, L.P., MRRC Hold Co., MRRC Merger Co., Daniel Pittard and Ralph Rubio (collectively, the “Filing Persons”) on June 1, 2010 (the “Schedule 13E-3”).

This letter sets forth the comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comment, sets forth the Company’s response. We are enclosing copies of the amended Preliminary Proxy Statement, together with copies that are marked to show the changes from the initial filings.

Schedule 14-A

Background of the Merger, page 14

1.	We note your response to prior comment 8. Please expand upon your reasoning for not filing the other materials and information Cowen provided to the Board. Address why such material was not “materially related to the Rule 13e-3 transaction.” We refer you to Item 1015(a) of Regulation M-A. Also provide us these additional written materials on a supplemental basis.

Mr. Max A. Webb

Assistant Director

July 13, 2010

Page Two

Response: We have provided the Staff with the additional written materials on a supplemental basis. As discussed with the Staff, we do not believe these additional materials are “materially related to the Rule 13e-3 transaction.”

Fairness of the Merger …. page 35

2.	We reissue prior comment 9. The revised disclosure on page 1 defining the term “unaffiliated stockholders” does not appear to exclude officers and directors of the Company, and as noted in our prior comment, the staff considers officers and directors as affiliates when considering whether such references are sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please revise the disclosure here and throughout the filing to comply with the disclosure obligations set forth in Item 1014(a) or advise why the current definition of unaffiliated stockholders already excludes such persons.

Response: We note the Staff’s comment and we have clarified in the disclosure on Page 1 of the Proxy Statement that

“[r]eferences in this proxy statement to our unaffiliated stockholders are deemed to refer to holders of our common stock other than Parent, Merger Sub, Mill Road and Messrs. Daniel Pittard and Ralph Rubio, our President and Chief Executive Officer and Chairman of the Board, respectively, our other officers and directors, and their respective affiliates.”

3.	We reissue prior comment 10 in light of our preceding comment. Please address how the Board, or any filing person relying on the Special Committee’s recommendation or the opinion of Cowen, is able to reach the fairness determination as to unaffiliated security holders, given that neither the Special Committee’s recommendation nor Cowen’s opinion addressed fairness with respect to unaffiliated holders.

Response: Please see our response to Comment 2 above. We have also disclosed that when our Special Committee and our Board decided to approve the merger as advisable and fair to and in the best interests of, and to recommend it to, our unaffiliated stockholders, they did not exclude from that determination our directors or officers other than Messrs. Rubio and Pittard, because our other directors and officers were not affiliated with Parent or its affiliates and would be receiving the same consideration as all other stockholders for their shares of our common stock, but that, for the purposes of the Proxy Statement, our Special Committee and our Board subsequently determined that the merger and merger agreement are advisable and fair to and in the best interests of our unaffiliated stockholders, excluding from that determination Parent, Merger Sub, Mill Road, Messrs. Pittard and Rubio, and our other directors and officers, and their respective affiliates. See, e.g., disclosure on Pages 3-4 of the Proxy Statement.

Mr. Max A. Webb

Assistant Director

July 13, 2010

Page Three

In addition, with respect to Cowen’s opinion, we have disclosed that our Special Committee and our Board subsequently noted that Cowen’s opinion as to the fairness, from a financial point of view, of the consideration to be received in the merger by the holders of our common stock, other than Mill Road and any holders of our common stock who contribute or otherwise transfer shares of our common stock to Parent or any of its affiliates in connection with the merger, did not exclude our other officers and directors, but our Special Committee and our Board concluded that Cowen’s analysis as to the fairness of the per share price was applicable to the consideration to be paid for any shares of our common stock that were to be converted into the cash consideration in the merger, and that therefore the opinion could be used by them in considering the fairness to our unaffiliated stockholders. See e.g., disclosure on Page 4 of the Proxy Statement.

Analysis of Precedent Transaction, page 43

4.	We note your response to prior comment 15. Please confirm that there were no other transactions that fit the criteria but were not included.

Response: We have confirmed with Cowen and Company, LLC that there were no other transactions that fit the criteria described in the analysis of precedent transactions beginning on Page 45 but were not included.

5.	In this regard, please tell us why other restaurant chains, such as Luby’s or O’Charley’s did not satisfy the criteria, or if they did, why they were not considered comparable to you.

Response: We respectfully advise the Staff that Luby’s and O’Charley’s were not included in the precedent transactions analysis because they were not parties to acquisitions. To the extent that this comment relates to the analysis of selected publicly traded companies on Pages 43 to 44 of the Proxy Statement, we advise the Staff that Luby’s and O’Charley’s, as well as other restaurant companies that had market capitalizations of less than $175 million and whose securities were publicly traded, were not used in that analysis because they had EBITDA multiples or EPS ratios that were either not meaningful as a result of negligible earnings or were substantially lower than those of the Company and accordingly Cowen and Company, LLC believed, as indicated in the disclosure on Pages 43 to 44 of the Proxy Statement, that they did not have market valuations and trading valuations similar to what might be expected of the Company. To further specify this reasoning, we have revised the disclosure on Pages 43 to 44 of the Proxy Statement. We have also confirmed with Cowen and Company, LLC that there were no other publicly traded companies that fit the criteria described in the analysis of selected publicly traded companies on Pages 43 to 44 of the Proxy Statement but were not included.

Mr. Max A. Webb

Assistant Director

July 13, 2010

Page Four

Summarized Financial Date, page 88

6.	We note your response to prior comment 23 regarding why you believe that disclosure of the ratio of earnings to fixed charges is not applicable. As the reference to Item 503 in Item 1010(c)(4) serves only as guidance for purposes of how the ratio of earnings to fixed charges should be competed, please confirm the company does not have any other fixed charges for which disclosure of the ratio would be applicable, e.g. an estimate of the interest within rental expense, if any, as referenced in instruction 1(A) to paragraph 503(d) of Regulation S-K.

Response: In response to the Staff’s comment, we have added disclosure regarding the Company’s ratio of earnings to fixed charges on Page 91 of the Proxy Statement.

On behalf of the Filing Persons, each Filing Person acknowledges that:

•	the Filing Person is responsible for the adequacy and accuracy of its, his or her respective disclosures in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of these filings, please advise us at your earliest convenience. You may reach me at (650) 833-2026.

Very truly yours,

DLA Piper LLP (US)

/s/ Diane Holt Frankle

Diane Holt Frankle

Partner